# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dun & Bradstreet Holdings, Inc., CIK 0001799208
CUSIP: 26484T106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5335 Gate Parkway, Jacksonville, Florida (FL), 32256
Date of event which requires filing of this statement: 05/08/2025
Filed by CIK 0001704720
Persons authorized to receive notices and communications: Bryan D. Coy c/o Cannae, 1701 Village Center Circle, Las Vegas, Nevada (NV), 89134, 702-323-7330

## Reporting persons
- Cannae Holdings, Inc. (CIK 0001704720): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 60,048,691; sole dispositive power 0; shared dispositive power 60,048,691; aggregate amount beneficially owned 60,048,691 (13.5% of the class)
- Cannae Holdings, LLC (CIK 0001546148): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 60,048,691; sole dispositive power 0; shared dispositive power 60,048,691; aggregate amount beneficially owned 60,048,691 (13.5% of the class)
- DNB Holdco, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 60,048,691; sole dispositive power 0; shared dispositive power 60,048,691; aggregate amount beneficially owned 60,048,691 (13.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Dun & Bradstreet Holdings, Inc.
Address of issuer's principal executive offices: 5335 Gate Parkway, Jacksonville, Florida (FL), 32256
Comment: This Amendment No. 5 ("Amendment No. 5") amends the statement on Schedule 13D originally filed by Cannae Holdings, Inc., Cannae Holdings, LLC and DNB Holdco, LLC (each individually a "Reporting Person" and collectively, the "Reporting Persons") on February 25, 2022 and as amended on July 11, 2022, January 27, 2023, March 18, 2024, and March 25, 2025 (as amended from time to time, the "Schedule 13D"), and relates to the Class A common stock, par value $0.0001 per share ("Common Stock"), of Dun & Bradstreet Holdings, Inc. (the "Issuer" or the "Company"). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 5 shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented as follows:

On May 8, 2025, DNB Holdco, LLC sold 9,000,000 shares of Common Stock for $80,550,000, or $8.95 per share of Common Stock.

Information as of the date of this Amendment No. 5 is set forth on Schedule A to this Schedule 13D with respect to the Schedule A Persons and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Item 5(a) of the Schedule 13D is supplemented as follows:

The calculation in this Amendment No. 5 of the percentage of Common Stock outstanding beneficially owned by a Reporting Person or a Schedule A Person, as the case may be, is based on (i) 446,424,575 shares of Common Stock outstanding as of April 25, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2025, plus (ii) in the case of any Schedule A Persons, to the knowledge of the Reporting Persons, the number of shares of Common Stock issuable upon the exercise of options owned by such Schedule A Person, if any.
Number of shares as to which each person has sole or shared power to vote or dispose:
This item 5(b) is amended and supplemented as follows:

As of the date of this Amendment No. 5, the Reporting Persons beneficially owned an aggregate of 60,048,691 shares of Common Stock, which represents approximately 13.5% of the outstanding shares of Common Stock, and is comprised of 25,048,691 shares directly held by DNB Holdco, LLC and 35,000,000 shares directly held by Cannae Funding D, LLC, a wholly-owned subsidiary of DNB Holdco, LLC.
Transactions in the class effected during the past sixty days:
This Item 5(c) is amended and supplemented as follows:

The Reporting Persons have not effected any transactions in Common Stock during the past 60 days, other than as disclosed in Item 4 and in Schedule A hereto, which are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule A as included in Exhibit 99.1

## Signatures
- Cannae Holdings, Inc.: Cannae Holdings, Inc., Bryan D. Coy, Chief Financial Officer (05/09/2025)
- Cannae Holdings, LLC: Cannae Holdings, LLC, Bryan D. Coy, Managing Director and Chief Financial Officer (05/09/2025)
- DNB Holdco, LLC: DNB Holdco, LLC, Bryan D. Coy, Manager and Chief Financial Officer (05/09/2025)